Mail Stop 4561

	May 15, 2006

James Yeatman
President and Chief Executive Officer
Consolidated Oil & Gas, Inc.
316 Main Street, Suite L
Humble, TX 77338

Re:	Consolidated Oil & Gas, Inc.
	Form 10-SB
	Amendment No. 1 filed April 26, 2006
	File No. 0-51667

Dear Mr. Yeatman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Refer to your response to previous comment 1.  You state that your
revenue from oil and gas production do not exceed ten percent of your
gross revenue.   Please tell us how you considered paragraph 25 of
SFAS 69 in determining to exclude your sales of leases from your determination of revenue from oil and gas production.
2. We refer to your response to previous comment 2. It appears that the ownership interests you have sold to "working interest partners" may be "securities" within the meaning of Section 2(a)(1) of the Securities Act of 1933. Please tell us the exemption from registration that you relied upon for the sale of these interests and the facts supporting the exemption. Alternatively, if you believe that these interests are not "securities," please provide a detailed analysis supporting your conclusion.

Description of Business, page 1

3. Disclosure in the first paragraph states that a working interest partner receives a share of the monthly net revenue of that well. Please revise to clarify the impact on working interest partners if the well experiences a net loss instead of net revenue.
4. We note your response to previous comment 5. Please expand your discussion of the additional 1,500 acres of land you are acquiring to describe the remaining steps necessary to complete the purchase and clarify your potential interest in the property. For example, describe whether you are purchasing the property outright or acquiring an interest in the mineral rights. Please also disclose any funds necessary to complete the acquisition.
5. We note your response to previous comment 6. Please clarify our understanding that "completion" of a well should not be interpreted to mean that you will be successful in producing oil or gas from that well, but rather indicates that a well is ready to be used in the search and exploration of oil and gas.

Management`s Discussion and Analysis

Results of Operations, page 5

6. Please revise to clarify the impact on revenues from gas and oil sales resulting from the sale of leases. We note disclosure on page
1, which states that a working interest partner receives a share of your monthly net revenue from that particular well. Currently, it is not clear whether or how the amounts reported as revenues from gas and oil sales reflect distributions of net revenues to the working interest partners.

Costs of Sales and Gross Margin, page 6

7. Refer to the discussion of selling costs on page 8. Please tell us who receives commissions on the sale of working interests.

Liquidity and Sources of Liquidity, page 9

8. Please disclose the interest rate for the note payable to an individual and identify the individual lender. In addition, please clarify whether the full $200,000 principal amount plus interest was due on May 10, 2006. Please disclose whether the note is currently in default or if the payment date has been extended.



Properties

Present Activities, page 13
9. We refer to your response to previous comment 17. Please file as exhibits any agreements upon which your business is substantially dependent and any material lease. Refer to Item 601(b)(10)(ii)(B) and (D).

Financial Statements and Notes

Note 1 - Company Organization and Summary of Significant
Accounting
Policies

Oil and Gas Properties, page F-9

10. We have read and considered your response to comment 24. In the interest of clarity, please revise the sixth paragraph on page F-9 relating to your impairment policy for proved properties so that it is consistent with your impairment policy disclosed on pages F-10 through F-11.

Revenue Recognition of Sales Of Leases, pages F-9 - F-10

11. Your response to comment 25 does not fully address our request for additional information relating to your accounting policy for lease sale. As previously requested, please address the following comments separately for each type of arrangement in which you conveyed either a portion of, or the entire interest in, the well:
* Explain to us how you determined that these arrangements fall within the scope of SOP 81-1 instead of SFAS 19.
* Provide us with your analysis of paragraphs 42-47 of SFAS 19 in determining how to account for these arrangements.

12. Please explain to us how you account, initially and going forward, for those arrangements in which you secure lease rights by a promise to drill within a certain time period and the basis in GAAP for your accounting treatment.

Recent Sales of Unregistered Securities, page 21

13. We note your response to prior comment 28; however, the "other consideration" paid in connection with working interest purchases still is not clear. Please tell us whether those purchasers gave you stock in exchange for a working interest purchase and if so, identify the stock, state the number of shares, and tell us how you valued the stock.


*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Jorge Bonilla, at (202) 551-3414.
Direct
any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3780.



Sincerely,



Karen J. Garnett
Assistant Director

cc (via facsimile):  Doug Newman, CFO
		    Consolidated Oil & Gas, Inc.


James Yeatman
Consolidated Oil & Gas, Inc.
May 15, 2006
Page 4